# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tango Therapeutics, Inc., CIK 0001819133
CUSIP: 87583X109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 201 Brookline Ave., Suite 901, Boston, Massachusetts (MA), 02215
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001969280

## Reporting persons
- TCG Crossover GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,536,196; sole dispositive power 0; shared dispositive power 8,536,196; aggregate amount beneficially owned 8,536,196 (6.3% of the class)
  Comment: These securities are held of record by TCG Crossover II (as defined in Item 2(a) below). TCG Crossover GP II (as defined in Item 2(a) below) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 134,593,998 shares of Common Stock outstanding as reported by the Issuer (as defined in Item 1(a) below) in its quarterly report filed with the Securities and Exchange Commission (the Commission) on November 4, 2025 (the Form 10-Q).
- TCG Crossover Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,536,196; sole dispositive power 0; shared dispositive power 8,536,196; aggregate amount beneficially owned 8,536,196 (6.3% of the class)
  Comment: These securities are held of record by TCG Crossover II. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 134,593,998 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,536,196; sole dispositive power 0; shared dispositive power 8,536,196; aggregate amount beneficially owned 8,536,196 (6.3% of the class)
  Comment: These securities are held of record by TCG Crossover II. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 134,593,998 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q.

## Item 1. Issuer
Name of issuer: Tango Therapeutics, Inc.
Address of issuer's principal executive offices: 201 Brookline Ave., Suite 901, Boston, MA 02215

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 (Amendment No. 1) amends and supplements the Schedule 13G initially filed with the Commission on November 20, 2024 (the Original Schedule 13G) and is being filed by TCG Crossover Fund II, L.P. (TCG Crossover II), TCG Crossover GP II, LLC (TCG Crossover GP II, and together with TCG Crossover II, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached as Exhibit 1 to the Original Schedule 13G. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.
Citizenship: TCG Crossover GP II is a limited liability company organized under the laws of the State of Delaware. TCG Crossover II is a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of TCG Crossover II and the limited liability company agreement of TCG Crossover GP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TCG Crossover GP II, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (11/14/2025)
- TCG Crossover Fund II, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (11/14/2025)
- Chen Yu: /s/ Craig Skaling, Craig Skaling, as Attorney-in-Fact for Chen Yu (11/14/2025)